UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 26, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Attached hereto as Exhibit 99.1 and 99.2 are copies of the amended and currently in-effect lock-up agreements previously attached as exhibits to NewLead Holdings Ltd.’s (“we,” “us,” “our,” or the “Company”) Report on Form 6-K dated June 18, 2013 as Exhibit 99.5 and 99.6, respectively, in connection with the unwinding of the nickel wire transaction described in such Report and in our Report on Form 6-K dated January 23, 2013.

Disclosures About Forward-Looking Statements

The statements in this Current Report on Form 6-K that are not historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding the Company’s submission of a plan to regain compliance with NASDAQ listing standards and to file the Form 20-F.

These statements are subject to uncertainties and risks that could cause actual results or outcomes to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, developments relating to the auditors’ or Audit Committee’s review of accounting and inherent limitations in internal controls over financial reporting.

Exhibits

ExhibitNo.	Exhibit

99.1	Lock-Up Agreement, dated January 4, 2013, between the Company and Mr. Vasileios Telikostoglou.

99.2	Lock-Up Agreement, dated January 4, 2013, between the Company and Essential Holding Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name:	Michail Zolotas
Title:	Chief Executive Officer